Restated and Amended Equity Transfer Agreement

This Restated and Amended Equity Transfer Agreement is concluded by the following parties in Shenzhen on September 22, 2008:

The transferors:
Zhao Zifeng (formerly known as Zhao Taisheng) (“Party A”)
Domicile: No. 90, West Street, Shengzhong Town, Nanbu County, Sichuang Province
ID No. : 512922196310057958

Zhang Weiqiang (“Party B”)
Domicile: No. 70, Jiexian Street, Hongqiao County, Leqing City, Zhejiang Province
ID No. : 330323650910401

The transferee:
Podium Technology Limited (“Party C”)
Registered domicile: OMC Chambers, P.O. Box 3152 ,Road Town, Tortola, British Virgin Islands
Legal Representative: Wong Kwok Fu

Whereas:

Yinlips Digital Technology (Shenzhen) Co., Ltd. (the “Company”) was established by Party A and Party B in Shenzhen on April 20, 2001, with a registered capital of RMB 1,000,000 (one million Yuan). Party A holds 95% and Party B holds 5% of the Company’s equity.

Party A agrees to transfer 95% of the equity of Company to Party C and Party C agrees to purchase the said equity.

Party B agrees to transfer 5% of the equity of Company to Party C and Party C agrees to purchase the said equity.

Party A, Party B and Party C entered into an equity transfer agreement on December 28, 2007 (the “Original Agreement”).

Party A, Party B and Party C have agreed to restate and amend the Original Agreement in its entirety as set forth herein.

After consultation, as provided by Company Law of the People’s Republic of China and Contract Law of the People’s Republic of China, the parties agree as follows:

Article 1 Transfer price and payment terms
1. Party A holds 95% of the equity of Company, and according to Articles of Association of Company (“AOA of Company”), Party A shall make capital contributions in RMB 950,000 (nine hundred fifty thousand Yuan), and Party A has made capital contributions as specified in AOA of Company. Party A agrees to transfer his total equity to Party C and Party C agrees to purchase such equity.
Party B holds 5% of the equity of Company, and according to AOA of Company, Party B shall make capital contributions in RMB 50,000 (fifty thousand Yuan), and Party B has made capital contributions as specified in AOA of Company. Party B agrees to transfer his total equity to Party C and Party C agrees to purchase such equity.
2. Party A, Party B and Party C agree that the purchase price of the equity transferred by Party A and Party B to Party C shall be determined in accordance with the Assets Valuation Report issued by Shenzhen Guosong Assets Appraisal Co., Ltd. on June 27, 2008, which is attached hereto as Appendix I. The purchase price payable by Party C to Party A for acquiring the 95% equity of the Company shall be RMB 18,240,000 (eighteen million two hundred and forty thousand Yuan) and the purchase price payable by Party C to Party B for acquiring the 5% equity of the Company shall be RMB 960,000 (nine hundred and sixty thousand Yuan).
3. As of the date hereof, Party C has paid Party A and Party B the aggregate sum of RMB 1,000,000 and Party C shall make lump sum payments to Party A and Party B of RMB 18,200,000 by bank transfer; each of such payments shall be made within one (1) year upon the effective date of this agreement.

Article 2 Transferors’ warranties
Party A and Party B warrant that they have full disposition right of the transferred equity, that the transferred equity is free from liens and claims of any third parties, and that the transferred equity is not seized by government. Otherwise, Party A and Party B shall undertake all economic and legal responsibilities arising from the violation of above warranties.

Article 3 Sharing of Company’s loss and profits (including creditor’s and debt)
1. After this agreement takes effect, Party C has the right to share Company profits and undertake the corresponding risk and loss according to the proportion of equity.
2. If Party A and Party B have not truthfully informed Party C of the debts that Company undertakes before the transfer of equity, as a result, Party C suffers from loss, Party C has the right to recover the relevant damages from Party A and Party B.

Article 4 Liabilities for breach of agreement
1. When the agreement comes into effect, the three parties shall fully perform their duties. Any party who fails to fully perform his duty according to the agreement shall be liable in accordance with law and the provisions of the agreement.
2. If Party C fails to duly make payment at the equity transfer price, for every day of delay, Party C shall pay 1% of the outstanding payment as liquidated damages. If the liquidated damages paid by Party C cannot cover the loss of Party A and Party B arising from Party C’s delay payment, Party C shall make compensation.
3. If due to Party A and Party B, Party C is not able to conduct transfer procedures on schedule, or the purpose of the agreement is compromised, Party A and Party B shall pay Party C 1% of the equity transfer payment that Party C has made as liquidated damages. If the liquidated damages paid by Party A and Party B cannot cover the losses of Party C arising from Party A and Party B’s breach of agreement, Party A and Party B shall make compensation.

Article 5 Modification and termination of the agreement
The parties may modify or terminate the agreement if they have so agreed and they shall sign other agreements to indicate the modification or termination of this agreement which shall be witnessed and certified by Shenzhen Notary Public Office.

Article 6 The burden of cost and tax
1. All cost involved in equity transfer (including but not limited to notary fee, assessment fee, fees for change of registration in industrial and commercial administration) shall be borne by Party C.
2. Party A and Party B shall respectively bear any taxes and tax payments such party shall be obligated to pay relating to the transaction hereunder pursuant to the provisions of the applicable laws.

Article 7 Settlement of disputes
Any disputes arising from or concerning this agreement could be settled through negotiations. If no settlements are reached through negotiation, the parties can bring the case to Shenzhen Arbitration Commission.

Article 8 Effectiveness
This agreement shall be effective as of the date the Original Agreement was approved by the approval authority, which was on January 15, 2008. This agreement shall supersede and replace the Original Agreement in its entirety. Party C may transfer or assign its nights hereunder with the prior written consent of Party A and Party B.

Article 9 Supplementary provision
This agreement is made in eight copies. Each party, Company and Shenzhen Notary Public Office keeps one copy respectively, and the rest are submitted to related administrations.

/s/ Zhao Zifeng
Transferor (Party A): Zhao Zifeng

/s/ Zhang Weiqiang
Transferor (Party B): Zhang Weiqiang

/s/ Wong Kwok Fu
Transferee (Party C): Podium Technology Limited
Legal representative: Wong Kwok Fu

On September 22, 2008
In Shenzhen